Scythian Biosciences Corp. Announces Approval for Listing on the Nasdaq Capital Markets under Symbol “SCYB” and Ringing of the Nasdaq Closing Bell

Toronto, ON – February 14, 2018 –Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTCQB:SCCYF) is pleased to announce that the Company has received approval from the Nasdaq Capital Market (“Nasdaq”) to list its common shares on the Nasdaq. In honour of the listing, Scythian will ring the closing bell at the Nasdaq MarketSite in Times Square, New York City on February 22, 2018.

The common shares of the Company will commence trading on the Nasdaq at the opening of trading on February 22, 2018, under the trading symbol “SCYB”.

Jonathan Gilbert, Scythian’s CEO, commented, “We are pleased to have completed this major milestone. The Nasdaq listing represents greater accessibility and liquidity to a broader group of investors and increased market recognition, while our dual listing on the TSXV provides continued access to the investment community in Canada.”

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioral neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Contact Information

For further information, please contact:

Scythian Biosciences Corp.

Jonathan Gilbert

CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, its securities, or financial or operating results (as applicable). Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including but not limited to the listing and trading of the Company’s shares on the Nasdaq. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.